FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 22, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AUO REPORTED CHANGE OF ITS BOARD OF DIRECTORS”, dated April 22, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 22, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AUO REPORTED CHANGE OF ITS BOARD OF DIRECTORS

Hsinchu, Taiwan, April 22, 2004 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today reported a change of its Board of Directors and Supervisors. The three seats of Directors and one seat of Supervisors of AUO’s Board, held by United Microelectronics Corporation (“UMC”), have been relieved automatically due to the recent conversion of part of the two exchangeable bonds into AUO shares held by UMC, issued by UMC in May 2002 and July 2003, respectively.

According to Article 197 of the Company Law of Republic of China, if the shareholding of a Board member in the Company falls below 50% of its original shareholding when elected as a Board member, it will automatically relinquish its Board membership.

The two exchangeable bonds issued by UMC in May 2002 and July 2003, are exchangeable at the option of the Bondholders into shares of AU Optronics Corp. held by UMC, subject to adjustment upon the occurrence of certain events, currently at exchange prices per Reference Share of NT$54.91 and NT$36.387, respectively. On April 22, 2004, the closing price of AU Optronics on the TAIEX was NT$72.50.

     The term of the Current Board of Directors and Supervisors will expire on April 29, 2004. On April 29, 2004, AUO is holding its Annual General Shareholders’ Meeting, during which the shareholders will re-elect new members of the Board of Directors and Supervisors. As a result, the above-mentioned change in Board members is not expected to have significant impact on AUO.

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FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com